Mail Stop 3720

August 24, 2006

Donald J. Farley
Secretary
PCS Edventures!.com, Inc.
345 Bobwhite Court, Suite 200
Boise, Idaho 83706

RE: PCS Edventures!.com, Inc.
Revised Preliminary Schedule 14A; File No. 0-49990
Filed August 17, 2006

Dear Mr. Farley:

We have limited our review of your preliminary Schedule 14A to disclosure related to the charter amendment proposals and related matters and have the following comments. Please revise your filing to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Proposal No. 3: Amendment …to Increase the Number of Authorized Shares…, page 17

1.   We note your response to our prior comment five; however, your revisions do not address the Item 14 disclosure requirements, including, but not limited to, LabMentors management's discussion and analysis as required by Item 14(c)(2) and Form S-4 Item 17(b)(5) and discussion of LabMentors business as required by Item 14(c)(2) and Form S-4 Item 17(b)(1). Revise to include the disclosures required by the Item, or tell us in your response letter why you believe you are not required to include all or some of the Item 14 disclosures in the proxy statement. Also, tell us in your response letter why you have removed pro forma financial information regarding the acquisition, as it appears disclosure may be required by Item 14.

Further, provide more support for your reliance on Item 210.3-05(b)(2) of

Regulation S-X by setting forth in your response letter the calculations you used in determining the significance conditions.

2.   We note your response to our prior comment seven. Tell us in your response letter why you have not included Item 13 or Item 14 information regarding the planned Education Enterprise Solutions transaction, or include the information in the proxy statement.

<u>Proposal No. 6: Amendment … to Permit the Board to Limit Waiver …, page 22</u>

3.   Please remove the statement that the Securities and Exchange Commission requires the referenced language in your note purchase agreement.

4.   Your response to our prior comments nine and ten suggest that the proposed amendment concerns only board powers related to the terms of the Barron note purchase agreement. Yet the proposed amendment does not specify that it applies only to the terms of the Barron note purchase agreement or only to Barron. Therefore, please revise your disclosure to note, if true, that the amendment could apply to situations other than the Barron note purchase agreement and could apply to other stockholders in other transactions. In addition, disclose what is meant by "designated percentage" and "designated class" and when these designations are to be determined. Further, discuss the possible negative effects of this proposal on different classes of stockholders.

*   *   *   *

As appropriate, please revise your filing and respond to these comments. You may wish to provide us with marked copies of any revisions to expedite our review. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your revised filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

You may contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (208-343-1321)
        Shannon Wilson, Assistant Chief Financial Officer
        PCS Edventures!.com, Inc.